                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (Amendment No. 6)

                                RFP Express Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    74956R109
            ---------------------------------------------------------
                                 (CUSIP Number)

          Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9/th/ Street, 20/th/ Fl., Cleveland, OH 44114
          ----------------------------------------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 15, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages

                                  SCHEDULE 13D

CUSIP No. 74956R109                                                  Page 2 of 8


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NextGen Fund II, L.L.C.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [__]
                                                                     (b)  [__]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                         [__]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Virginia
--------------------------------------------------------------------------------
          NUMBER OF           7   SOLE VOTING POWER

           SHARES
                           -----------------------------------------------------
        BENEFICIALLY          8   SHARED VOTING POWER

          OWNED BY                48,522,069.8
                           -----------------------------------------------------
            EACH              9   SOLE DISPOSITIVE POWER

          REPORTING
                           -----------------------------------------------------
           PERSON            10   SHARED DISPOSITIVE POWER

            WITH
                                  48,522,069.8
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,522,069.8
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                        [__]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       74.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 74956R109                                                  Page 3 of 8

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NextGen SBS Fund II, L.L.C.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [__]
                                                                        (c) [__]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          [__]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
--------------------------------------------------------------------------------
            NUMBER OF              7     SOLE VOTING POWER

             SHARES
                             ---------------------------------------------------
          BENEFICIALLY             8     SHARED VOTING POWER

            OWNED BY                     32,348,033.2
                             ---------------------------------------------------
              EACH                 9     SOLE DISPOSITIVE POWER

            REPORTING
                             ---------------------------------------------------
             PERSON               10     SHARED DISPOSITIVE POWER

              WITH                       32,348,033.2
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,348,033.2
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [__]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         65.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 74956R109                                                  Page 4 of 8

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zimri C. Putney
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [__]
                                                                        (d) [__]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          [__]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER

             SHARES                        800,000
                                ------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER

            OWNED BY                       80,870,103/1/
                                ------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER

            REPORTING                      800,000
                                ------------------------------------------------
             PERSON                 10     SHARED DISPOSITIVE POWER

              WITH                         80,870,103/1/
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,670,103/1/
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [__]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

______________________________

/1/ 80,870,103 shares held by NextGen and NextGen SBS of which Mr. Putney disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP No. 74956R109                                                  Page 5 of 8


--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael W. Wynne
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                      (e) [_]

--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [_]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
               NUMBER OF                       7  SOLE VOTING POWER

                SHARES
                                                  4,600,000
                                              ----------------------------------
             BENEFICIALLY                      8  SHARED VOTING POWER

               OWNED BY

                 EACH                         ----------------------------------
                                               9  SOLE DISPOSITIVE POWER
               REPORTING
                                                  4,600,000
                                              ----------------------------------
                PERSON
                                              10  SHARED DISPOSITIVE POWER
                 WITH

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,600,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [_]

--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP No. 74956R109                                                  Page 6 of 8


This Amendment No. 6 to Schedule 13D of NextGen Fund II, L.L.C., a Virginia limited liability company ("NextGen"), NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NextGen SBS"), Zimri C. Putney, an individual and Michael W. Wynne, an individual, is being filed for the purpose of reporting the issuance of notes to each of NextGen and NextGen SBS which are convertible into shares of Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), of RFP Express Inc., a Delaware corporation ("RFP Express"). Each share of Series C Preferred Stock is convertible without additional consideration into 20 shares of common stock, par value $0.001 per share (the "Common Stock"), of RFP Express, subject to adjustment for stock splits, stock dividends and other recapitalizations and reorganizations.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

On August 15, 2002, RFP Express issued a note to NextGen in the principal amount of $151,826.49, which is convertible at the option of NextGen at any time prior to December 24, 2003 into 151,826.49 shares of Series C Preferred Stock at a price per share of $1.00. Also on August 15, 2002, RFP Express issued a note to NextGen SBS in the principal amount of $101,217.66, which is convertible at the option of NextGen at any time prior to December 24, 2003 into 101,217.66 shares of Series C Preferred Stock at a price per share of $1.00.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of Schedule 13D, as amended, are hereby amended and supplemented as follows:

       (a) NextGen is the sole direct beneficial owner of 900,000 shares of Common Stock, Series C Preferred Stock, Series C Warrants and a note convertible into 47,622,069.8 shares of Common Stock, or 74.3% of RFP Express' outstanding Common Stock. NextGen SBS is the sole direct beneficial owner of 600,000 shares of Common Stock, Series C Preferred Stock, Series C Warrants and a note convertible into 31,748,033.2 shares of Common Stock, or 65.6% of RFP Express' Common Stock. Mr. Putney is the sole beneficial owner of Series C Stock and Series C Warrants convertible into 400,000 shares of Common Stock and may be deemed to be the indirect beneficial owner of the 80,870,103 shares held by NextGen and NextGen SBS, or 83.4% of RFP Express' outstanding Common Stock. Mr. Putney disclaims beneficial ownership of 80,870,103 shares held by NextGen and NextGen SBS. Mr. Wynne is the sole beneficial owner of 500,000 shares of Common Stock, Series C Preferred Stock and Series C Warrants convertible into 3,600,000 shares of Common Stock and 500,000 options to purchase shares of Common Stock, or 21.1% if RFP Express' outstanding Common Stock.

The percentage of Common Stock reported to be beneficially owned by NextGen, NextGen SBS, Mr. Putney and Mr. Wynne is based on 17,710,383 shares of RFP Express' Common Stock outstanding as of November 19, 2002, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding securities of a class owned by such person.

CUSIP No. 74956R109                                                  Page 7 of 8


     (c) Except as described herein, none of the reporting persons has effected any transaction in Common Stock in the past 60 days.

Item 7. Material to be Filed as Exhibits.

     Exhibit 7.1 Joint Filing Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 25, 2002         NextGen Fund II, L.L.C.
                                     By: NextGen Capital, L.L.C.
                                         Managing Member

                                         /s/ Zimri C. Putney
                                         ---------------------------------------
                                         By: Zimri C. Putney, Managing Director

                                     NextGen SBS Fund II, L.L.C.
                                     By: NextGen Capital, L.L.C.
                                         Managing Member

                                         /s/ Zimri C. Putney
                                         ---------------------------------------
                                         By: Zimri C. Putney, Managing Director


                                         /s/ Zimri C. Putney
                                         ---------------------------------------
                                         Zimri C. Putney, individually


                                         /s/ Michael W. Wynne
                                         ---------------------------------------
                                         Michael W. Wynne, individually